Exhibit 99.1

Free Translation

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in addition to the Material Facts disclosed on January 25, 2021 and February 04, 2021 and to the Notice to the Market dated March 5, 2021, hereby informs its shareholders and the market in general that, the Exclusivity Agreement (the “Agreement”) signed with Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies that are members of the BTG Group (the “Tenderers”) was extended on this date until April 9, 2021 at 10 a.m.

The Agreement is intended to provide certainty and expeditiousness to ongoing discussions among the parties and to enable the continued negotiation of the terms and conditions of the documents and exhibits regarding the binding offer for the partial acquisition of the InfraCo UPI (the “Offer”). If the negotiations of the conditions and documents among the parties are satisfactorily concluded, Oi will be able to grant to the Tenderers the right to top other proposals received in the competitive process for the partial sale of the InfraCo UPI, pursuant to Clause 5.3.9.4.6. of the Amendment to the Judicial Reorganization Plan, which was ratified by the 7th Corporate Court of the Capital District of the State of Rio de Janeiro.

The Company will keep its shareholders and the market informed of any development regarding the subject matter of this Notice to the Market.

Rio de Janeiro, April 6, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.